April 18, 2017

Via EDGAR

Mr. Larry Spirgel

Ms. Kathleen Krebs

Mr. Charles Eastman

Ms. Ivette Leon

Ms. Courtney Lindsay

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bright Scholar Education Holdings Limited (CIK No. 0001696355)

Registration Statement on Form F-1

Dear Mr. Spirgel, Ms. Krebs, Mr. Eastman, Ms. Leon and Ms. Lindsay,

On behalf of our client, Bright Scholar Education Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on April 7, 2017.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof.

***

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

April 18, 2017

Enclosures

cc:	Junli He, Chief Executive Officer, Bright Scholar Education Holdings Limited

Dongmei Li, Chief Financial Officer, Bright Scholar Education Holdings Limited

Allan Lau, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Weiheng Chen, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

David T. Zhang, Partner, Kirkland & Ellis International LLP

Benjamin W. James, Partner, Kirkland & Ellis International LLP